Spend Life Wisely Funds Investment Trust 485BPOS

Exhibit 99.28(d)(v)

AMENDMENT TO MANAGEMENT AGREEMENT

To:	Wisdom Fixed Income Management, LLC (“adviser”)

1 845 Woodall Rodgers Fwy, Ste 1000

Dallas, Texas 75201

Dear Sirs:

SPEND LIFE WISELY FUNDS INVESTMENT TRUST (the “Trust”) herewith confirms amendments to our agreement with you with respect to the Wisdom Short Duration Income Fund, to be known as the Wisdom Short Duration Income ETF (the “Fund”).

Effective on the commencement of operations as an exchange-traded fund (ETF), the section of the Management Agreement entitled “Allocation of Charges and Expenses” is restated as follows, solely with respect to the Fund.

“You will pay all operating expenses of the Fund, including the compensation and expenses of any employees of the Fund and of any other persons rendering any services to the Fund; clerical and shareholder service staff salaries; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws, including expenses incurred by the Fund in connection with the registration of shares of a Fund; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund and exchange listing fees; expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund (except as borne by authorized participants); the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders’ meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund’s shares, excluding the management fee, expenses which the Fund is authorized to pay pursuant to Rule 12b-1 under Investment Company Act of 1940, as amended; borrowing costs, taxes, brokerage expenses, acquired fund fees and expenses, and extraordinary expenses.”

Effective on the commencement of operations as an exchange-traded fund (ETF), the section of the Management Agreement entitled “Compensation of the Manager” and “Exhibit to the Agreement” is restated as follows, solely with respect to the Fund, in relevant part.

“Pursuant to this Management Agreement the adviser is entitled to receive a monthly unitary management fee at an annual rate of 0.40% of the Fund's average daily net assets. However, the management fee is subject to breakpoints such that fees are 0.40% on the first $500 million, 0.35% on the next $500 million, and 0.30% on amounts over $1 billion.”

Signature Page Follows

Yours very truly,

SPEND LIFE WISELY FUNDS INVESTMENT TRUST

Dated: with effect as of November 3, 2025

By: /s/

Name: Scott Canon

Title: President

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

WISDOM FIXED INCOME MANAGEMENT, LLC

Dated: with effect as of November 3, 2025

By: /s/

Name: Wesley McDowell

Title: General Counsel and Authorized Signatory